82-2441



03050440



KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE


RECEIVED
MAR 26 2003
187

KELSO ENTERS NEGOTIATIONS FOR US$3 MILLION FINANCING

Thursday, March 13, 2003, Vancouver, BC — Kelso Technologies (TSX-V:KLS) is very pleased to announce that it has entered into a Confidential Term Sheet involving a financing of US$3 Million. The funds are to be used for the development and commercialization of Kelso's JS SRV Pressure Relief Valve technology for the rail industry worldwide.

Kelso expects that the negotiations and the due diligence period will be concluded on or before May 1, 2003. Upon an agreement being reached and completed, and as a condition to the closing, it is Kelso's intention to seek shareholder and regulatory approval.

More specifically, the funds shall be used to hire administrative staff, engage a sales team, and continue research and development of the Kelso JS SRV technology for the larger pressurize railroad tank cars for both the North American and other worldwide rail markets.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President and C.E.O.

dlw 5/2

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com